March 28, 2008

VIA EDGAR

Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	MCG Capital Corporation Registration Statement on Form
N-2—File No. 333-149073; 814-00239

Dear Ms. Cole:

On behalf of MCG Capital Corporation (the “Company”), enclosed please find Amendment No. 1 (“Amendment No. 1”) to the above-captioned registration statement in Form N-2 filed on February 5, 2008 (the “Registration Statement”) marked to show changes made to the Registration Statement.

This letter is in response to your letter dated February 28, 2008, which sets forth the comments of the staff of the Division of Investment Management on the Company’s Registration Statement. The staff’s comments are set forth below and are numbered to correspond to their ordering in your letter. Each of the staff’s comments is followed by the Company’s response.

The Company is filing Amendment No. 1 to incorporate the staff’s comments as well as to update certain financial and other information.

Prospectus

Comment:

1.	Securitization Transactions—Please disclose the percentage of the portfolio that is transferred to special purpose financing entities and whether the transactions are on a recourse or non-recourse basis. Also, define “consolidated bankruptcy remote special purpose entities.”

Mary A. Cole, Esq.

March 28, 2008

Response:

The Company has disclosed that 54% of the portfolio has been transferred to special purpose financing entities and that the transactions are non-recourse. The Company has also added disclosure to explain that a “consolidated bankruptcy remote special purpose entity” is a separate legal entity that is separately capitalized and organized generally to facilitate a specific financing transaction and whose assets, liabilities and operating performance are consolidated into and reflected as part of the financial statements of its owner.

Comment:

2.	Footnote (b) to the fee table states that the expenses associated with the administration of the dividend reinvestment plan are included in “Operating Expenses.” Please explain in your letter why these fees are not included in the shareholder transaction expenses in the line “Dividend Reinvestment Plan.”

Response:

The expenses associated with the administration of the dividend reinvestment plan are included in “Operating Expenses” in the fee table as the transfer agent’s fees to administering the dividend reinvestment plan are included in the fee paid by the Company to the transfer agent for acting as the Company’s transfer agent. The Company does not pay these fees separately, and therefore includes the fees within “Operating Expenses”.

General

Comment:

3.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response:

The Company acknowledges the staff’s comment and will include updated information in the pre-effective Amendment No. 1 to the Registration Statement.

*                    *                     *

Mary A. Cole, Esq.

March 28, 2008

If you have any questions or additional comments concerning the foregoing, please contact me at (703) 247-7500.

Sincerely,

/s/ Samuel G. Rubenstein

Samuel G. Rubenstein

Executive Vice President

cc:	Cynthia M. Krus, Esq./Sutherland Asbill & Brennan LLP

[MCG Capital Corporation Letterhead]

March 28, 2008

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mary Cole, Esq.

Re:	MCG Capital Corporation

Registration Statement on Form N-2

File No. 333-149073

Dear Ms. Cole:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MCG Capital Corporation (the “Company”) hereby requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on March 28, 2008, at 5:00 p.m., or as soon thereafter as practicable.

In connection with the submission of this request for acceleration of the effectiveness of the above-captioned registration statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Samuel G. Rubenstein
Samuel G. Rubenstein
Executive Vice President